No. 812-13694

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO THE

APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 23(c)(3)

OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING

AN EXEMPTION FROM SECTION 23(c) OF THE ACT

MCG CAPITAL CORPORATION

1100 Wilson Boulevard

Suite 3000

Arlington, Virginia 22209

(703) 247-7500

All Communications, Notices and Orders to:

Steven F. Tunney

President and Chief Executive Officer

MCG Capital Corporation

1100 Wilson Boulevard

Suite 3000

Arlington, Virginia 22209

(703) 247-7500

Copies to:

Steven B. Boehm, Esquire

Cynthia M. Krus, Esquire

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 383-0100

January 19, 2010

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: MCG CAPITAL CORPORATION 1100 Wilson Boulevard Suite 3000 Arlington, Virginia 22209 (703) 247-7500 File No. 812-13694 Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) )	AMENDMENT NO. 1 TO THE APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 23(c)(3) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTION 23(c) OF THE ACT

I.	Background

In this application (the “Application”), MCG Capital Corporation (the “Applicant”) hereby applies for and requests an amendment to the order (the “Prior Order”)1 of the U.S. Securities and Exchange Commission (“Commission”) issued to the Applicant that permitted the issuance of Restricted Stock (as defined below) to the Applicant’s employees and non-employee directors pursuant to the MCG Capital Corporation 2006 Employee Restricted Stock Plan and the MCG Capital Corporation 2006 Non-Employee Director Restricted Stock Plan (each as amended and restated on April 23, 2008, and together, the “Plans”).2

The Applicant seeks an amendment to the Prior Order (“Amended Order”) pursuant to Section 23(c)(3) of the Investment Company Act of 1940, as amended (the “1940 Act”), to exempt the Applicant from Section 23(c) of the 1940 Act to allow it to engage in certain transactions that may constitute “purchases” by the Applicant of its own securities within the meaning of Section 23(c) of the 1940 Act. Such transactions are provided for in the MCG

[1]	See MCG Capital Corporation, Investment Company Act Release Nos. 27258 (Mar. 8, 2006) (notice) and 27280 (Apr. 4, 2006) (order).
[2]

For purposes of this Application, the term “Restricted Stock” refers to shares of the Applicant’s common stock issued pursuant to the Plans, including the Amended Plans as defined below, that, at the time of issuance, are subject to certain forfeiture restrictions and, thus, are restricted as to their transferability until such forfeiture restrictions lapse. For purposes of this Application, the term “Participant” refers to those employees of the Applicant and its consolidated subsidiaries and non-employee directors of the Applicant that participate in the Plans or the Amended Plans. During the restricted period (i.e., prior to the lapse of applicable forfeiture restrictions), the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by a Participant. Except as the board of directors of the Applicant (“Board”) otherwise determines, upon termination of a Participant’s employment or service on the Board during the applicable restricted period, Restricted Stock for which forfeiture restrictions have not lapsed at the time of such termination is forfeited.

Capital Corporation Second Amended and Restated 2006 Employee Restricted Stock Plan and the MCG Capital Corporation Second Amended and Restated Non-Employee Director Restricted Stock Plan (together, the “Amended Plans,” the forms of which are attached to this Application as Exhibit A).3

Specifically, the Applicant requests an exemption from Section 23(c) of the 1940 Act to permit the Applicant to withhold shares of the Applicant’s common stock or purchase shares of the Applicant’s common stock from the Participants to satisfy tax withholding obligations related to the vesting of Restricted Stock that were or will be granted pursuant to the Plans or the Amended Plans. The Applicant will continue to comply with all of the terms and conditions of the Prior Order.

The Applicant asserts that such “purchases” will be made in a manner that does not unfairly discriminate against any other holders of the shares of the Applicant’s common stock and that the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the Commission permitting comparable arrangements.4

[3]

The Amended Plans will be subject to approval by the Applicant’s Board as a whole, as well as the required majority of the Applicant’s directors within the meaning of Section 57(o) of the 1940 Act. The Applicant does not believe that shareholder approval of the Amended Plans is required because the amendments to the Plans are not material. See Nasdaq Marketplace Rule 5635(c) and IM-5635-1.

[4]

See Main Street Capital Corp., Investment Company Act Release Nos. 28726 (May 19, 2009) (notice) and 28768 (June 16, 2009) (order) (granting relief from Section 23(c) of the 1940 Act to permit the company to “engage in certain transactions that may constitute purchase by the Company of its own securities within the meaning of section 23(c) of the Act”); Triangle Capital Corp., Investment Company Act Release Nos. 28692 (Apr. 13, 2009) (notice) and 28718 (May 5, 2009) (order) (granting relief from Section 23(c) of the 1940 Act to permit the company to “engage in certain transactions that may constitute purchase by the Company of its own securities within the meaning of section 23(c) of the Act”); see also Adams Express Co., et. al., Investment Company Act Release Nos. 26759 (Feb. 10, 2005) (notice) and 26780 (March 8, 2005) (order) (granting relief from Section 23(c) of the 1940 Act in connection with “the payment of stock option exercise price with previously acquired stock of the Applicants or with shares withheld by the Applicants”); In the Matter of XSource, Inc., Investment Company Act Release Nos. 24596 (August 11, 2000) (notice) and 24634 (September 6, 2000) (order) (granting relief from Section 23(c) of the 1940 Act to permit the company to “purchase shares of its common stock from Participants in the Plan in connection with the exercise of an Option”); Baker, Fentress & Co., Investment Company Act Release Nos. 23571(Nov. 24, 1998) (notice) and 23619 (Dec. 22, 1998) (order) (granting relief from Section 23(c) of the 1940 Act in connection with “the payment of a stock option exercise price with previously acquired . . . stock or with the use of a cashless exercise”); Bando McGlocklin Capital Corp., Investment Company Act Release Nos. 17837 (November 1, 1990) (notice) and 17879 (November 27, 1990) (order) (granting relief from Section 23(c) of the 1940 Act in connection with the “payment for stock options with previously acquired shares of Applicant’s Common Stock”); and Ass’n of Pub. Traded Inv. Funds, Investment Company Act Release Nos. 14541 (May 28, 1985) (notice) and 14594 (order) (June 21, 1985) (granting relief from Section 23(c) of the 1940 Act so that “employee[s] may pay for the stock to be received upon the exercise of an option with stock of the Fund”).

II.	Facts

A.	The Applicant

The Applicant is an internally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. Additional information regarding the Applicant is provided in the application submitted in connection with the Prior Order.

B.	The Plans and the Amended Plans

The Plans authorize the Applicant to issue Restricted Stock to the Participants in accordance with the terms and conditions of the Prior Order. Subsequent to the issuance of the Prior Order by the Commission, the Applicant’s stockholders approved (i) the Plans at the Applicant’s 2006 annual meeting of stockholders held on June 26, 2006, and (ii) an amendment to each of the Plans at the Applicant’s 2008 annual meeting of stockholders held on April 23, 2008 (“2008 Annual Meeting).5 On September 22, 2006, the Applicant registered 3,500,000 shares of common stock for issuance under the MCG Capital Corporation 2006 Employee Restricted Stock Plan and 100,000 shares of common stock for issuance under the MCG Capital Corporation 2006 Non-Employee Director Restricted Stock Plan.6 Awards granted under the Plans may be subject to service, performance, or market conditions as specified in the award agreements.

The Amended Plans explicitly permit the Applicant to withhold shares of the Applicant’s common stock or purchase shares of the Applicant’s common stock from the Participants to satisfy tax withholding obligations related to the vesting of Restricted Stock. In this regard, the Amended Plans provide the following:

Each Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the [Applicant] will deliver stock certificates or otherwise recognize ownership of common stock under an award. The [Applicant] may decide to satisfy the withholding obligations through additional withholding on salary or wages. If the [Applicant] elects not to or cannot withhold from other compensation, a Participant must pay the [Applicant] the full amount, if any, required for withholding or have a broker tender to the [Applicant] cash equal to the withholding obligations. Payment of withholding obligations is due before the [Applicant] will issue any Shares on release from forfeiture of an award. If approved by

[5]

The April 23, 2008 amendments to the Plans included several non-substantive modifications and one substantive change: the Plans as amended and approved by stockholders at the 2008 Annual Meeting reflect a deletion of a prior limitation on restricted stock awards stating that shares of restricted stock will not be granted under the plans at any time when the Applicant’s shares are trading at a price below net asset value. The Plans as amended at the 2008 Annual Meeting were approved by the Applicant’s Board as a whole, as well as the required majority of the Applicant’s directors within the meaning of Section 57(o) of the 1940 Act.

[6]	MCG Capital Corporation, Registration Statement under the Securities Act of 1933 (Form S-8) (Sept. 22, 2006).

the Board or the Committee in its sole discretion, a Participant may satisfy such tax obligations in whole or in part by delivery (either by actual delivery or attestation) of shares of the [Applicant’s] common stock, including shares retained from the award creating the tax obligation, valued at their fair market value as of the date of the transaction; provided, however, except as otherwise provided by the Board, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the [Applicant’s] minimum statutory withholding obligations. Shares of common stock used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements. Consistent with Section 409A of the Internal Revenue Code, the [Applicant] will use the closing sales price of its shares of [Applicant’s] common stock on the NASDAQ Global Select Market (or any other such exchange on which its shares of common stock may be traded in the future) as “fair market value” for all purposes under the Plan.

Pursuant to the Amended Plans, shares withheld from an award to satisfy tax withholding obligations are not returned to the plan reserve, but are counted against the number of shares available under the relevant plan.7 Any shares that the Participants deliver to the Applicant to satisfy tax withholding obligations will be valued at the fair market value as of the date of the transaction. No transaction will be conducted pursuant to the Amended Order on days when there are no reported market transactions involving the Applicant’s shares.

C.	Tax Consequences of Restricted Stock Awards

Generally, a grant under the Plans or the Amended Plans of Restricted Stock will not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant. Instead, the value of the Restricted Stock will generally be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse.8 Such value will be the fair market value of the shares on the dates the restrictions lapse. Any recipient, however, may elect pursuant to Section 83(b) of the Internal Revenue Code to treat the fair market value of the shares on the date of grant as ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant. In accordance with applicable regulations of the Internal Revenue Service, the Applicant requires the recipient to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time the restrictions on the shares lapse or the recipient makes a Section 83(b) election. If the Applicant withholds shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld.

[7]

Conversely, please note that the Amended Plans provide that “[a]ny Shares that are granted pursuant to an award of restricted stock under this Plan but that are subsequently forfeited pursuant to the terms of the Plan or an award agreement shall again be available for granting under this Plan.”

[8]

On the date that any Restricted Stock vests, such vested shares of the Restricted Stock are released to the Participant and are available for sale or transfer. For Participants who are employees, the value of the vested shares is deemed to be wage compensation for the employee; under the Internal Revenue Code and applicable regulations of the Internal Revenue Service, any compensation income recognized by an employee is generally subject to federal withholding for income and employment tax purposes.

III.	Legal Analysis

A.	Section 23(c)

Section 23(c) of the 1940 Act, which is made applicable to BDCs by Section 63 of the 1940 Act, generally prohibits BDCs from purchasing any securities of which they are the issuer except in the open market, pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No Commission rule addresses “purchases” by BDCs in the circumstances described in this Application. Thus, to the extent that the transactions between the Applicant and the Participants described in this Application with respect to the Amended Plans constitute “purchases” by the Applicant of its own securities, Section 23(c) of the 1940 Act would prohibit these transactions.

B.	Standard for Exemptive Relief

Section 23(c)(3) of the 1940 Act permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” As noted above, the transactions between the Applicant and the Participants described in this Application with respect to the Amended Plans may entail “purchases” by the Applicant of its own securities within the meaning of Section 23(c) of the 1940 Act. However, the Applicant submits that any such purchases will be made in a manner that does not unfairly discriminate against the Applicant’s other stockholders.

In that regard, the Applicant has and will continue to use the closing sales price of its shares of common stock on the NASDAQ Global Select Market (or any other such exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock for all purposes under the Amended Plans. Because all of the transactions between the Applicant and the Participants described in this Application with respect to the Amended Plans will take place at the public market price for the Applicant’s common stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a transaction on the NASDAQ Global Select Market. Moreover, these transactions may be made only as permitted by the Amended Plans. These transactions would permit the Applicant to deliver only shares net of tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the Plans or the Amended Plans. The resulting reduction in dilution using these transactions should benefit all of the Applicant’s stockholders. Finally, without the relief sought hereby, the Participants may be forced to sell in the open market a portion of the awards that vest or are delivered under the Plans or the Amended Plans to satisfy their tax withholding obligations. A large influx of the Applicant’s shares into the open market over a short period of time would not be beneficial to the Applicant’s stockholders. The withholding provisions in the Amended Plans do not raise concerns about preferential treatment of the Applicant’s insiders because the Amended Plans are a bona fide compensation plan of the type that is common among corporations generally. Further, the vesting schedule is determined at the time of the initial grant of the Restricted Stock.

The Applicant believes that the requested relief meets the standards of Section 23(c)(3) of the 1940 Act. Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to certain types of investment companies, including closed-end investment companies, small business investment companies, and BDCs. The Applicant believes that its request for the Amended Order is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation as well as prior exemptive relief granted by the Commission for relief under Section 23(c) of the 1940 Act.

C.	Precedent

The Commission has previously granted exemptive relief from Section 23(c) of the 1940 Act to closed-end investment companies in substantially similar circumstances.9 In particular, the Commission recently issued an order granting Main Street Capital Corporation (“Main Street”) and its affiliates exemptive relief from Section 23(c) of the 1940 Act to permit, among other things, shares of the company’s common stock to be used to satisfy tax withholding obligations related to the vesting of restricted shares of the company’s common stock granted pursuant to an incentive plan. Main Street sought such relief subject to the condition that purchases of the company’s common stock used to satisfy tax withholding obligations would be at the closing price of the company’s common stock on the NASDAQ Global Select Market on the date of vesting of the applicable restricted shares.10 The plan allowing for the transactions at issue had been previously approved by Main Street’s shareholders.11

Similarly, the Commission also issued an order granting Triangle Capital Corporation (“Triangle”) exemptive relief from Section 23(c) of the 1940 Act to permit, among other things, the company to withhold shares of the company’s common stock or to purchase shares of the company’s common stock from employees or non-employee directors to satisfy tax withholding obligations related to the vesting of restricted shares.12 The transactions that Triangle described in its exemptive application would take place at the public market price, and thus Triangle represented that the transactions would not be significantly different than those that could be achieved by any stockholder selling in a market transaction.13 The plan allowing for the transactions at issue had been previously approved by Triangle’s shareholders.14

[9]	See supra note 4.
[10]	Main Street Capital Corp., Investment Company Act Release Nos. 28726 (May 19, 2009) (notice) and 28768 (June 16, 2009) (order).
[11]	Id.
[12]	Triangle Capital Corp., Investment Company Act Release Nos. 28692 (Apr. 13, 2009) (notice) and 28718 (May 5, 2009) (order).
[13]	Id.
[14]	Id.

Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the Commission permitting comparable arrangements, including the orders issued to Main Street and Triangle discussed above, the Applicant respectfully requests that the Commission grant the exemptive relief requested by this Application.

In addition, it is important to highlight that stock withholding provisions contained in the Amended Plans described in this Application are common features found in the equity compensation plans of many public companies not regulated under the 1940 Act with which the Applicant competes for personnel resources.

D.	Request for Relief

Because this Application satisfies the conditions specified in Section 23(c)(3) of the 1940 Act, the Applicant hereby requests that the Commission grant this Application and issue the requested Amended Order.

IV.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Amended Order to:

MCG Capital Corporation

1100 Wilson Boulevard

Suite 3000

Arlington, Virginia 22209

Attention: Steven F. Tunney

Facsimile: (703) 247-7505

Please address any questions, and a copy of any communications, concerning this Application and the Amended Order to:

Steven B. Boehm, Esquire

Cynthia M. Krus, Esquire

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

B.	Authorizations

The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B. The filing of this Application for the Amended Order sought hereby and the taking of all actions reasonably necessary to obtain the relief requested herein was authorized by unanimous written consent of the Applicant’s Board on September 3, 2009 (attached as Exhibit C).

The Applicant has caused this Application to be duly signed on their behalf on January 19, 2010.

MCG CAPITAL CORPORATION

By:	/s/ Steven F. Tunney
Name:	Steven F. Tunney
Title:	President and Chief Executive Officer

EXHIBIT A

Form of MCG Capital Corporation Second Amended and Restated

2006 Employee Restricted Stock Plan

and

Form of MCG Capital Corporation Second Amended and Restated

2006 Non-Employee Director Restricted Stock Plan

FORM OF SECOND AMENDED AND RESTATED

2006 EMPLOYEE RESTRICTED STOCK PLAN

1. PURPOSE OF THE PLAN

The purpose of this MCG Capital Corporation 2006 Employee Restricted Stock Plan (this “Plan”) is to advance the interests of MCG Capital Corporation (the “Company”) and its consolidated subsidiaries by providing to employees of the Company and its consolidated subsidiaries additional incentives, to the extent permitted by law, to exert their best efforts on behalf of the Company, to increase their proprietary interest in the success of the Company, to reward outstanding performance and to provide a means to attract and retain persons of outstanding ability to the service of the Company. It is recognized that the Company’s efforts to attract or retain these individuals will be facilitated with this additional form of compensation.

2. ADMINISTRATION

This Plan shall be administered by the Compensation Committee (the “Committee”) of the Company’s Board of Directors (“Board”), which Committee is comprised solely of directors who are not interested persons of the Company within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “Act”). A “required majority,” as defined in Section 57(o) of the Act, must approve each award under this Plan. The Committee shall interpret this Plan and, to the extent and in the manner contemplated herein, shall exercise the discretion reserved to it hereunder. The Committee from time to time may prescribe, amend and rescind rules and regulations relating to this Plan and may make and approve all other determinations necessary for its administration. The decision of the Committee on any interpretation of this Plan or administration hereof, if in compliance with the provisions of the Act and regulations promulgated thereunder, shall be final and binding with respect to the Company.

3. SHARES SUBJECT TO THE PLAN

The shares subject to this Plan shall be shares of the Company’s common stock, par value $0.01 per share (“Shares”). Subject to the provisions hereof concerning adjustment, the total number of shares that may be awarded as restricted shares under this Plan shall not exceed 3,500,000 Shares. Any Shares that are granted pursuant to an award of restricted stock under this Plan but that are subsequently forfeited pursuant to the terms of the Plan or an award agreement shall again be available for granting under this Plan. Shares may be made available under this Plan from authorized, un-issued, forfeited or reacquired stock or partly from each. Shares granted pursuant to an award of restricted stock that are used to settle withholding obligations, pursuant to section 10.E infra, shall be counted against the number of shares available under the Plan.

4. PARTICIPANTS

(A) Employees. The Committee shall determine and designate from time to time those employees of the Company and its consolidated subsidiaries who shall be eligible to participate in this Plan (the “Participants”). The Committee shall also determine the number of Shares to be offered from time to time to the Participants. In making these determinations, the Committee may take into account, among other things, the past service of such Participants on behalf of the Company and its consolidated subsidiaries, the present and potential contributions of such Participants to the success of the Company and its consolidated subsidiaries and such other factors as the Committee from time to time shall deem relevant in connection with accomplishing the purposes of this Plan.

(B) Award Agreements. All Shares of restricted stock granted to Participants under the Plan will be governed by an agreement. The agreement documenting the award of any restricted stock granted pursuant to this Plan shall contain such terms and conditions as the Committee from time to time shall deem advisable, including but not limited to the lapsing of forfeiture restrictions, only in such installments as the Committee may determine or otherwise prescribe. Agreements governing awards made to different Participants or at different times need not contain similar provisions. In the case of any discrepancy between the terms of the Plan and the terms of any award agreement, the Plan provisions shall control.

5. RESTRICTED STOCK

Each agreement governing an award of restricted stock shall state the number of Shares subject to the award, the terms and conditions pursuant to which such Participant shall acquire a non-forfeitable right to the Shares awarded as restricted stock through the lapsing of forfeiture provisions and the timing of the lapsing of forfeiture provisions, all as from time to time determined or otherwise prescribed by the Committee. Shares awarded as restricted stock to some or all of the Participants, as determined from time to time by the Committee, may be subject to forfeiture provisions relating to continued employment during stated periods of time and may also include forfeiture provisions relating to the achievement of one or more objective performance goals based upon attainment of specified levels of any one or more of the following business criteria: dividend coverage, operating income, growth in operating income, capital gains, asset quality, levels of non-accrual or other challenged investments, and/or investment charge-offs and/or may also include any one or more of the following additional business criteria: asset growth, revenue, revenue growth, operating efficiency, division, group or corporate financial goals, total shareholder return, attainment of strategic and operational initiatives, appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company, and/or comparisons with various stock market indices. The Committee shall have the power to impose such other conditions or restrictions on awards subject to this Section as it may deem necessary or appropriate to ensure that such awards satisfy all requirements for “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code.

6. LIMITATIONS ON RESTRICTED STOCK AWARDS

Grants of restricted stock awards shall be subject to the following limitations:

(A) No one Participant shall be granted awards of restricted stock relating to more than 25% of the Shares available for issuance under this Plan.

(B) In any fiscal year, no Participant may be granted awards under this Plan related to more than 500,000 Shares.

(C) The total number of shares that may be outstanding as restricted shares under all of the Company’s compensation plans shall not exceed ten (10) percent of the total number of Shares authorized and outstanding at any time.

(D) The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company (including shares granted pursuant to an award of restricted stock that are used to settle withholding obligations), at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, provided, however, that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

7. TRANSFERABILITY OF RESTRICTED STOCK

While subject to forfeiture provisions, Shares of restricted stock granted under this Plan shall not be transferable other than to the spouse or lineal descendants (including adopted children) of the Participant, any trust for the benefit of the Participant or the benefit of the spouse or lineal descendants (including adopted children) of the Participant, or the guardian or conservator of the Participant (“Permitted Transferees”).

8. TERMINATION OF RESTRICTED STOCK AWARDS

A Participant’s rights to Shares awarded as restricted stock under this Plan shall, under all circumstances, be set forth in the agreement governing the award of such Shares of restricted stock.

9. EFFECT OF CHANGE IN STOCK SUBJECT TO THE PLAN

Subject to any required action by the shareholders of the Company and the provisions of applicable corporate law, the number of Shares that has been authorized or reserved for issuance, grant or award under this Plan and the number of Shares covered by any applicable vesting or forfeiture schedule hereunder, shall be proportionately adjusted for (a) a division, combination or reclassification of any of the Shares or (b) a dividend payable in Shares.

10. MISCELLANEOUS PROVISIONS

(A) The Board will review the Plan at least annually. In addition, the Committee will review periodically the potential impact that issuances of awards under this Plan could have on the Company’s earnings and net asset value per Share, such review to take place prior to any decisions to grant awards under this Plan, but in no event less frequently than annually.

(B) The Committee is authorized to take appropriate steps to ensure that neither the grant of nor the lapsing of the forfeiture restrictions on awards under this Plan would have an effect contrary to the interests of the Company’s stockholders. This authority includes the authority to prevent or limit the granting of additional awards under this Plan.

(C) The granting of any award under the Plan shall not impose upon the Company any obligation to employ or continue to employ any Participant, and the right of the Company and its subsidiaries to terminate the employment of any Participant or other employee shall not be diminished or affected by reason of the fact that an award has been made under the Plan to such Participant.

(D) All awards under this Plan shall be made within ten years from the earlier of the date of adoption of this Plan (or any amendment thereto requiring shareholder approval pursuant to the Code) or the date this Plan (or any amendment thereto requiring shareholder approval pursuant to the Code) is approved by the stockholders of the Company.

(E) Each Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates or otherwise recognize ownership of common stock under an award. The Company may decide to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, a Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any Shares on release from forfeiture of an award. If approved by the Board or the Committee in its sole discretion, a Participant may satisfy such tax obligations in whole or in part by delivery (either by actual delivery or attestation) of shares of the Company’s common stock, including shares retained from the award creating the tax obligation, valued at their fair market value as of the date of the transaction; provided, however, except as otherwise provided by the Board, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company’s minimum statutory withholding obligations. Shares of common stock used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements. Consistent with Section 409A of the Internal Revenue Code, the Company will use the closing sales price of its shares of Company’s common stock on the NASDAQ Global Select Market (or any other such exchange on which its shares of common stock may be traded in the future) as “fair market value” for all purposes under the Plan.

(F) A leave of absence granted to an employee does not constitute an interruption in continuous employment for purposes of this Plan as long as the leave of absence does not extend beyond 12 complete calendar months.

(G) Any notices given in writing shall be deemed given if delivered in person or by certified mail; if given to the Company addressed to its Corporate Secretary at MCG Capital Corporation, 1100 Wilson Boulevard, Suite 3000, Arlington, VA 22209.

(H) This Plan and all actions taken by those acting under this Plan shall be governed by the substantive laws of Delaware without regard to any rules regarding conflict-of-law or choice-of-law.

(I) All costs and expenses incurred in the operation and administration of this Plan shall be borne by the Company.

11. AMENDMENT AND TERMINATION

The Board may modify, revise or terminate this Plan at any time and from time to time, subject to applicable requirements in (a) the Company’s articles of incorporation or by-laws and (b) applicable law and orders. The Board shall seek stockholder approval of any action modifying a provision of the Plan where it is determined that such stockholder approval is appropriate under the provisions of (a) applicable law or orders, or (b) the Company’s articles of incorporation or by-laws. This Plan shall terminate when all Shares reserved for issuance hereunder have been issued and the forfeiture restrictions on all restricted stock awards have lapsed, or by action of the Board pursuant to this paragraph, whichever shall first occur.

12. EFFECTIVE DATE OF THE PLAN

The Plan shall become effective upon the latest to occur of (1) approval by the Board as a whole, as well as the required majority of the Company’s directors within the meaning of Section 57(o) of the Act, and (2) approval of this Plan by the shareholders of the Company.

FORM OF SECOND AMENDED AND RESTATED

2006 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK PLAN

1. PURPOSE OF THE PLAN

The purpose of this Restricted Stock Plan (this “Plan”) is to advance the interests of MCG Capital Corporation (the “Company”) by providing to non-employee directors of the Company additional incentives, to the extent permitted by law, to exert their best efforts on behalf of the Company, and to provide a means to attract and retain persons of outstanding ability to the service of the Company. It is recognized that the Company’s efforts to attract or retain these individuals will be facilitated with this additional form of compensation.

2. ADMINISTRATION

This Plan shall be administered by the Compensation Committee (the “Committee”) of the Company’s Board of Directors (“Board”), which is comprised solely of directors who are not interested persons of the Company within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “Act”). The Committee shall interpret this Plan and, to the extent and in the manner contemplated herein, shall exercise the discretion reserved to it hereunder. The Committee may prescribe, amend and rescind rules and regulations relating to this Plan and make all other determinations necessary for its administration. The decision of the Committee on any interpretation of this Plan or administration hereof, if in compliance with the provisions of the Act and regulations promulgated thereunder, shall be final and binding with respect to the Company.

3. SHARES SUBJECT TO THE PLAN

The shares subject to this Plan shall be shares of the Company’s common stock, par value $0.01 per share (“Shares”). Subject to the provisions hereof concerning adjustment, the total number of shares that may be awarded as restricted shares under this Plan shall not exceed 100,000 Shares. Any Shares that were granted pursuant to an award of restricted stock under this Plan but that are forfeited pursuant to the terms of the Plan or an award agreement shall again be available under this Plan. Shares may be made available from authorized, un-issued or reacquired stock or partly from each. Shares granted pursuant to an award of restricted stock that are used to settle withholding obligations, pursuant to section 10.D infra, shall be counted against the number of shares available under the Plan.

4. PARTICIPANTS

(A) Non-Employee Directors. Members of the Board who are not employees of the Company (the “Participants”) will each be granted 7,500 shares of restricted stock on the date of the annual meeting of stockholders at which such director is elected to serve a three-year term. Such shares shall vest as to one-third of the total shares granted on the last day of the fiscal year for each year of the director’s term of service on the Board.

(B) Award Agreements. All restricted stock granted under the Plan will be evidenced by an agreement. The agreement documenting the award of any restricted stock granted pursuant to this Plan shall contain such terms and conditions as the Committee shall deem advisable, including but not limited to the lapsing of forfeiture restrictions. Agreements evidencing awards made to different Participants or at different times need not contain similar provisions. In the case of any discrepancy between the terms of the Plan and the terms of any award agreement, the Plan provisions shall control.

5. RESTRICTED STOCK

Each agreement representing an award of restricted stock shall state the number of Shares subject to the award and the terms and conditions pursuant to which the recipient of the award shall acquire a nonforfeitable right to the Shares awarded as restricted stock. Participants will each be granted 7,500 shares of restricted stock on the date of the annual meeting of stockholders at which such director is elected to serve a three-year term. Such shares shall vest as to one-third of the total shares granted on the last day of the fiscal year for each year of the director’s term of service on the Board.

6. LIMITATIONS ON RESTRICTED STOCK AWARDS

Grants of restricted stock awards shall be subject to the following limitations:

(A) The total number of shares that may be outstanding as restricted shares under all of the Company’s compensation plans shall not exceed ten (10) percent of the total number of Shares authorized and outstanding at any time.

(B) The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company (including shares granted pursuant to an award of restricted stock that are used to settle withholding obligations), at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, provided, however, that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

7. TRANSFERABILITY OF RESTRICTED STOCK

While subject to forfeiture provisions, restricted stock shall not be transferable other than to the spouse or lineal descendants (including adopted children) of the Participant, any trust for the benefit of the Participant or the benefit of the spouse or lineal descendants (including adopted children) of the Participant, or the guardian or conservator of the Participant (“Permitted Transferees”).

8. TERMINATION OF RESTRICTED STOCK AWARDS

A Participant’s rights to Shares awarded as restricted stock shall, under all circumstances, be set forth in the agreement evidencing the award of restricted stock.

9. EFFECT OF CHANGE IN STOCK SUBJECT TO THE PLAN

Subject to any required action by the shareholders of the Company and the provisions of applicable corporate law, the number of Shares that has been authorized or reserved for issuance hereunder and the number of Shares covered by any applicable vesting schedule hereunder, shall be proportionately adjusted for (a) a division, combination or reclassification of any of the Shares or (b) a dividend payable in Shares.

10. MISCELLANEOUS PROVISIONS

(A) The Committee is authorized to take appropriate steps to ensure that neither the grant of nor the lapsing of the forfeiture restrictions on awards under this Plan would have an effect contrary to the interests of the Company’s stockholders. This authority includes the authority to prevent or limit the granting of additional awards under this Plan.

(B) The granting of any award under the Plan shall not impose upon the Company any obligation to appoint or to continue to appoint as a director or employee any Participant, and the right of the Company and its subsidiaries to terminate the employment of any employee or other employee, or service of any director, shall not be diminished or affected by reason of the fact that an award has been made under the Plan to such Participant.

(C) All awards under this Plan shall be made within ten years from the earlier of the date of adoption of this Plan (or any amendment thereto requiring shareholder approval pursuant to the Code) or the date this Plan (or any amendment thereto requiring shareholder approval pursuant to the Code) is approved by the stockholders of the Company.

(D) Each Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates or otherwise recognize ownership of common stock under an award. The Company may decide to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, a Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any Shares on release from forfeiture of an award. If approved by the Board or the Committee in its sole discretion, a Participant may satisfy such tax obligations in whole or in part by delivery (either by actual delivery or attestation) of shares of the Company’s common stock, including shares retained from the award creating the tax obligation, valued at their fair market value as of the date of the transaction; provided, however, except as otherwise provided by the Board, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company’s minimum statutory withholding obligations. Shares of common stock used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements. Consistent with Section 409A of the Internal Revenue Code, the Company will use the closing sales price of its shares of Company’s common stock on the NASDAQ Global Select Market (or any other such exchange on which its shares of common stock may be traded in the future) as “fair market value” for all purposes under the Plan.

11. AMENDMENT AND TERMINATION

The Board may modify, revise or terminate this Plan at any time and from time to time, subject to applicable requirements in (a) the Company’s articles of incorporation or by-laws and (b) applicable law and orders. The Board shall seek stockholder approval of any action modifying a provision of the Plan where it is determined that such stockholder approval is appropriate under the provisions of (a) applicable law or orders, or (b) the Company’s articles of incorporation or by-laws. This Plan shall terminate when all Shares reserved for issuance hereunder have been issued and the forfeiture restrictions on all restricted stock awards have lapsed, or by action of the Board pursuant to this paragraph, whichever shall first occur.

12. EFFECTIVE DATE OF THE PLAN

The Plan shall become effective upon the latest to occur of (1) approval by the Board as a whole, as well as the required majority of the Company’s directors within the meaning of Section 57(o) of the Act, and (2) approval of this Plan by the shareholders of the Company.

EXHIBIT B

Verification Required by Rule 0-2(d)

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COMMONWEALTH OF VIRGINIA

COUNTY OF ARLINGTON

The undersigned states that he has duly executed the attached Application for an Amended Order Pursuant to Section 23(c)(3) of the Investment Company Act of 1940 Granting an Exemption from Section 23(c) of the 1940 Act dated January 19, 2010, for and on behalf of MCG CAPITAL CORPORATION; that he is the President and Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The Undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Steven F. Tunney

Name:	Steven F. Tunney
Title:	President and Chief Executive Officer of MCG Capital Corporation

Date:	January 19, 2010

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EXHIBIT C

Form of Resolution of the Applicant’s Board of Directors

WHEREAS, the Board and the Company’s stockholders have approved the MCG Capital Corporation 2006 Employee Restricted Stock Plan and the MCG Capital Corporation 2006 Non-Employee Director Restricted Stock Plan (each as amended and restated on April 23, 2008 and together, the “Plans”) to provide a means through which the Company may attract and retain key employees and candidates for the Board; and

WHEREAS, the Board believes that it is in the best interest of the Company and its stockholders to amend the Plans and subsequently replace the Plans with the MCG Capital Corporation Second Amended and Restated 2006 Employee Restricted Stock Plan and the MCG Capital Corporation Second Amended and Restated 2006 Non-Employee Director Restricted Stock Plan (together, the “Amended Plans”); and

WHEREAS, certain actions by the Company under the Amended Plans, including, without limitation, allowing the withholding for applicable taxes or payment for the delivery or vesting of certain equity-related awards under the Plans or Amended Plans with shares previously owned by, or being delivered to, or vesting in, an employee of the Company, may be prohibited by certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) and therefore may require exemptive relief under such provisions of the 1940 Act from the Securities and Exchange Commission (the “Commission”); and

WHEREAS, the Board believes that it is in the best interests of the Company and its stockholders that the Company seek exemptive relief from the Commission related to the above described actions under the Plans and the Amended Plans.

NOW, THEREFORE BE IT RESOLVED, that each of the Chief Executive Officer, the President, any Executive Vice President, the Chief Financial Officer, the Chief Accounting Officer, the General Counsel, the Chief Compliance Officer, the Treasurer, any Assistant Treasurer, the Secretary and/or any Assistant Secretary (each, an “Authorized Officer”) shall be, and each of them individually hereby is, authorized to execute, and take all related actions, in the name of the Company and to file with the Commission an amended application for an Order of the Commission granting exemption from certain applicable provisions of the 1940 Act, and any amendments deemed necessary or appropriate thereto (the “Amended Exemptive Application”), substantially in the form as has been submitted to, and considered by, each member of the Board concurrent with the circulation of these resolutions, together with such changes therein as the Authorized Officers executing the same may consider advisable or necessary; and it is further

RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Amended Exemptive Application and any amendments thereto as such Authorized Officers in their discretion deem necessary or advisable; and it is further

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RESOLVED, that all actions taken prior to the adoption of these resolutions by any Authorized Officer in connection with the matters referred to herein that would have been within the authority conferred hereby had these resolutions, predated such actions be, and all such actions hereby are, confirmed, ratified and approved in all respects; and it is further

RESOLVED, that the Authorized Officers of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the Authorized Officers of the Company may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and it is further

RESOLVED, that in every instance in the foregoing resolutions where an Authorized Officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and it is further

RESOLVED, that in each and every instance in the foregoing resolutions when the Authorized Officers of the Company are authorized, empowered and/or directed to take actions and/or to execute and deliver documents, then such authorization, empowerment and direction shall extend to each executive officer individually and singly with full authority to act without the other Authorized Officers; and it is further

FURTHER RESOLVED, that the Corporate Secretary of the Company shall file a copy of these resolutions in the minute books of the Company.

The above resolutions were approved by unanimous written consent of the Company’s Board of Directors on September 3, 2009.

/s/ Tod K. Reichert
Tod K. Reichert
Chief Compliance Officer, Senior Vice President & Corporate Secretary

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